Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM to Acquire Continual, an Innovative Mobility Experience
Analytics Company, to Enrich its 5G Assurance Solution

TEL AVIV, Israel – February 20, 2023 − RADCOM Ltd. (Nasdaq: RDCM), today announced it has entered into a definitive agreement to acquire the technology, intellectual property, and customer agreements of Continual Ltd. (TASE: CNTL). Continual is a leading mobility experience analytics company that uses Artificial Intelligence (AI) and Machine Learning (ML) to deliver advanced insights to help telecom operators improve their subscribers’ mobility experience.

“We are excited to welcome onboard the Continual employees and their advanced technology,” said Eyal Harari, RADCOM’s Chief Executive Officer. “This will enrich our RADCOM ACE analytics in location and mobility, helping operators optimize the subscribers’ journey while traveling. Further enhancing our 5G analytics to ensure users enjoy the best customer experiences wherever they are.”

Mr. Harari continued, “To complement our innovative platform, we always look for opportunities to accelerate growth, increase our unique offering and attain access to additional accounts. This transaction represents another step in supporting our growth strategy.”

“The Continual team is thrilled to be joining RADCOM as a leading assurance company in the 5G era and the cloud,” said Omer Geva, Continual’s Co-Founder and Chairman. “With 5G beginning to roll out and subscriber expectations of always-on connectivity, adding our mobility analytics to RADCOM’s already rich assurance portfolio will strengthen its capabilities as it develops best-in-class solutions for leading telecom operators worldwide.”

RADCOM will pay up to $2.5 million in cash for this transaction which is expected to close within three months, pending the satisfaction of customary and transaction-specific closing conditions and regulatory approvals. We expect revenue from Continual in 2023 to be less than 5% of our total annual revenue.

For more information about RADCOM, visit www.radcom.com, the content of which does not form a part of this press release.

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About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the expected completion of the proposed acquisition of Continual and the timing thereof, the satisfaction or waiver of any closing conditions of the proposed acquisition, anticipated benefits, growth opportunities, engaging certain Continual employees, and other events relating to the proposed acquisition, projections about our business and revenues from Continual’s business and access to more accounts, and the Company’s growth strategy, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, our ability to satisfy all the conditions to the closing of the proposed acquisition; risks related to unexpected costs, liabilities or delays in the proposed acquisition; the occurrence of any event, change or other circumstances that could give rise to the termination of the purchase agreement; the ability to recognize benefits of the proposed acquisition; risks that the proposed acquisition disrupts current plans and operations; and impact of the proposed acquisition on relationships with customers, distributors and suppliers, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update forward-looking statements for any reason.

For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

Hadar.Rahav@radcom.com